

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2012

<u>Via E-mail</u>
Peter Coker
President
Troy, Inc.
100 Europa Drive
Suite 455
Chapel Hill, NC 27517

> **Re: Troy, Inc.**
> **Form 10**
> **Filed July 13, 2012**
> **File No. 000-54763**

Dear Mr. Coker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company, and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:

> o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
>
> o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Item 5. Directors and Executive Officers, page 10

2.   We note that Peter Coker, your chief executive and sole shareholder, is also an executive and/or significant shareholder of other shell companies that have recently filed for registration on Form 10. For example, we note his involvement in Europa Acquisition I, Inc., Europa Acquisition II, Inc., Europa Acquisition III, Inc., Europa Acquisition IV, Inc., Europa Acquisition V, Inc., Europa Acquisition VI, Inc., Europa Acquisition VII, Inc., Europa Acquisition VIII, Inc., Buncombe, Inc., and Middlesex, Inc. In an appropriate location, please discuss any prior experiences Mr. Coker or any other promoter associated with your offering has with other shell companies. Your revised disclosure should include:

- The registrant's name;
- The initial filing date;
- Whether the registrant is current and was timely in its Exchange Act reporting obligations;
- Whether the registrant has engaged in a business combination;
- Whether the registrant registered any offerings under the Securities Act;
- Whether any transaction resulted in termination of your officers', shareholders' or promoters' association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity;
- Mr. Coker's role and involvement with the registrant;
- A discussion of how Mr. Coker will allocate his time, business opportunities, and otherwise resolve conflicts between entities; and
- Any other information deemed relevant.

To assist investors please consider providing this information in tabular format.

Item 6. Executive Compensation, page 11

3.   Please revise to disclose by footnote the assumptions made in the valuation of the Stock
        Awards by reference to a discussion of those assumptions in the Company's financial
        statements, footnotes to the financial statements or discussion in the Management's
        Discussion and Analysis. Refer to the Instruction to Item 402(n)(2)(v) and (vi) of
        Regulation S-K.

4.   You state that Peter Coker has not received any "cash" remuneration since inception.
        Item 402(m) of Regulation S-K requires you to discuss all compensation, including cash
        and non-cash items. We note that Mr. Coker received stock in exchange for services
        rendered to the company. Please revise your executive compensation disclosure
        accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713
with any questions.

                                                Sincerely,

                                                /s/ Brigitte Lippmann (for)

                                                John Reynolds
                                                Assistant Director

cc: Greg Jaclin, Esq.
        Anslow & Jaclin, LLP